

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



03027653

DC
No Act
P.E. 5-9-03

July 18, 2003

Christopher S. Dewees
Vice President and General Counsel
JDS Uniphase Corporation
1768 Automation Parkway
San Jose, CA 95131

Act: 1934
Section:
Rule: 14A-8
Public Availability: 7/18/2003

Re: JDS Uniphase Corporation
Incoming letter dated May 9, 2003

Dear Mr. Dewees:

This is in response to your letter dated May 9, 2003 concerning the shareholder proposal submitted to JDS Uniphase by Chris Scumas. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Chris Scumas
3 Lockwood Lane
Savannah, GA 31411

1257179

JDS Uniphase

JDS Uniphase Corporation
1768 Automation Parkway
San Jose, CA
95131 USA

Tel 408 546-5000
Fax 408 546-4300
www.jdsu.com

May 9, 2003

VIA OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, D.C. 20549

Re: JDS Uniphase Corporation—Proposal Submitted by Mr. Chris Scumas

Ladies and Gentlemen:

This letter respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise JDS Uniphase Corporation (the "Company") that it will not recommend any enforcement action to the SEC if the Company omits from its proxy statement and proxy to be filed and distributed in connection with its 2003 annual meeting of shareholders (the "Proxy Materials") the proposal (the "Proposal") it received from Mr. Chris Scumas ("Proponent") who purports to be a shareholder of the Company. The Company does not intend to include the Proposal in its Proxy Materials because: (1) the Proponent has failed to satisfy (a) the eligibility requirements of Rules 14a-8(b)(1) and (2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and (b) the procedural requirements of Rules 14a-8(c) and (d); and (2) even if the Proponent were able to cure these deficiencies, pursuant to clauses (i)(7), (i)(3) and (i)(1) of Rule 14a-8, the Proposal deals with matters relating to the Company's ordinary business operations, is impermissibly vague and is not a proper subject for action by shareholders under the laws of the State of Delaware.

Pursuant to Rule 14a-8(j) of the Exchange Act, we are enclosing six copies of each of the following: (i) this letter, (ii) a letter dated October 7, 2002 from the Proponent to the Company containing the Proposal (Exhibit A), (iii) a letter to the Proponent dated November 4, 2002 from Christopher S. Dewees, Vice President and General Counsel, sent pursuant to Rule 14a-8(f) (Exhibit B, the "Rule 14a-8(f) Letter") regarding the Proponent's failure to comply with certain provisions of Rules 14a-8(b), (c) and (d), (iv) a follow-up Rule 14a-8(f) Letter dated April 22, 2003 (Exhibit C)[1] and (v) a

[1]Please note that the November 4, 2002 Rule 14a-8(f) Letter (Exhibit B) contained a misspelling of the Proponent's name and an incorrect zip code. As a result, we sent the Proponent a duplicate Rule 14a-8(f) Letter on April 22, 2003 (Exhibit C) which also requested confirmation that the Proponent received our original November 4, 2002 Rule 14a-8(f) Letter. On May 7, 2003, we received an email from the Proponent (Exhibit D) confirming his receipt of our November 4, 2002 Rule 14a-8(f) Letter.

confirmation that the Rule 14a-8(f) Letter was received by the Proponent (Exhibit D). By copy of this letter, the Company hereby notifies the Proponent as required by Rule 14a-8(j) of its intention to exclude the Proposal from its Proxy Materials.

I. The Proponent Has Not Complied with the Procedural Requirements of Rule 14a-8.

A. The Proponent has not demonstrated eligibility under Rule 14a-8(b).

Rule 14a-8(b)(1) of the Exchange Act requires, among other things, that to be eligible to submit a proposal, the proponent "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" prior to the date on which the proponent submitted the proposal. Based on the highest selling market price of the Company's stock for the 60 days preceding submission of the Proponent's letter, the Proponent's ownership of 200 shares, the Proponent could not have held at least $2,000 worth of Company's stock. In addition, 200 shares are considerably less than 1% of the Company's total outstanding shares of common stock.

The Proponent did not include the required proof of share ownership with his Proposal, nor did he include a statement of intent with respect to maintenance of ownership of the required Company shares. The Proponent did not respond to the Company's Rule 14a-8(f) Letter requesting such information, as discussed more fully below. Therefore, the Proposal may be excluded from the Proxy Materials for failure to comply with the eligibility requirements of Rule 14a-8(b). *See* Sections C.1.c. and C.1.d. of Division of Corporation Finance: Staff Legal Bulletin No. 14—Shareholder Proposals (July 13, 2001) ("SLB No. 14"). *See also* USEC Inc. (July 19, 2002) (permitting exclusion where proponent did not provide proof of beneficial ownership of required shares); Catalyst Semiconductor, Inc. (June 14, 2002) (permitting exclusion because of proponent's failure to provide within 14 days of the company's request evidence of "minimum ownership requirement for the one-year period required by Rule 14a-8(b)"); Avaya Inc. (July 19, 2002) (permitting omission because proponent failed to provide statement of intent to hold stock through the date of the shareholder meeting within 14 days of receipt of Avaya's request).

B. The Proposal contains more than one proposal.

The Proponent has also failed to satisfy the procedural requirements of Rule 14a-8. Rule 14a-8(c) allows a shareholder to submit only "one proposal to a company for a particular shareholders' meeting." The Proposal in this case is actually composed of 18 separate actions to be taken by the Board of Directors. These 18 points touch upon such general categories as executive compensation, severance, stock options, compensation generally, stock repurchases, perks to "Corporate America," insurance coverage, mandatory executive resignations and the use of "pension profits." Within these diverse categories, the 18 proposed actions span such issues as (1) elimination of future stock options and rescission of all unexercised stock options, or, if this cannot be done, the expensing of all unexercised stock options (all these proposals are in Item 1 of the Proposal), (2) setting compensation for the Board of Directors (item 14 of the Proposal), (3) elimination of all hiring bonuses (item 6 of the Proposal), (4) resignation of the top five corporate executives upon certain events (items 17 and 18 of the Proposal), (5) eliminating the use of "so called pension profits to bolster the bottom line" (item 16 of the Proposal) and (6) defining the scope of severance and retirement packages, including the granting of consultancy contracts (items 3, 5, 10 and 13 of the Proposal). Although the Proponent has given the Proposal the title "Annuling (sic) Corporate Perks and Restructuring Corporate Salaries," it is clear from the range of subjects covered that the Proposal includes more than one proposal in contravention of Rule 14a-8(c). The Proponent did not respond to the Company's Rule 14a-8(f) Letter requesting a revision to the Proposal, as discussed more fully below.

The Staff has consistently taken the position that substantially distinct proposals will not be considered a single proposal for purposes of Rule 14a-8(c). For example, in Vicinity Corporation (November 3, 2002), the proponent included eleven separate proposals, each containing "sub-proposals," relating to two separate general concepts (the nominations of two persons to Vicinity's board of directors and various amendments to Vicinity's charter documents). Vicinity argued that at best the proposal could be viewed as two separate proposals, and at worst, eleven (or more). The Staff permitted exclusion of the proposal under Rule 14a-8(f) because it exceeded the one proposal limitation under Rule 14a-8(c). *See also* Bob Evans Farms, Inc. (May 31, 2001) (proposal relating to replacement of company's current directors and engagement of investment banker to explore value enhancement alternatives contained more than one proposal); Fotoball USA, Inc. (April 3, 2001) (proposal relating to sale of the company, director independence and a shareholder advisory committee contained more than one proposal).

C. The Proposal exceeds the 500-word limit of Rule 14a-8(d).

Rule 14a-8(d) limits the length of permissible proposals to no more than 500-words. The Proposal exceeds the 500-word limit by more than 200 words. The Proponent did not respond to the Company's Rule 14a-8(f) Letter requesting that he abbreviate the Proposal, as discussed more fully below. The Staff has confirmed that a proposal may be excluded based on its failure to comply with the 500-word limitation of Rule 14a-8(d). *See* Section C.2 of SLB No. 14; *see also*, *e.g.*, Honeywell International Inc. (April 19, 2002) (permitting exclusion when proposal exceeded 500-word limitation and proponent failed to reduce the proposal to less than 500 words within 14 days of receipt of Honeywell's request).

D. The Proponent failed to respond to the 14a-8(f) Letter.

In light of the deficiencies in the Proposal and in accordance with the provisions of Rule 14a-8(f), on November 4, 2002, the Company sent the Rule 14a-8(f) Letter (Exhibit B) to the Proponent by U.S. Mail notifying the Proponent that the Proposal did not comply with the provisions of Rule 14a-8(b), (c) and (d). Specifically, the Rule 14a-8(f) Letter requested that the Proponent provide the Company within 14 calendar days of Proponent's receipt of the Rule 14a-8(f) Letter:

(i) documentary proof of ownership of $2,000 of Company shares as of October 7, 2002 and for the year prior to that; and

(ii) a revised Proposal including only a single proposal and limited in length to no more than 500-words.

The Company sent two Rule 14a-8(f) Letters to the Proponent dated November 4, 2002 and April 22, 2003 (Exhibits B and C). The Company obtained confirmation on May 7, 2003 via email (Exhibit D) that both Rule 14a-8(f) Letters were received by the Proponent. The Proponent's May 7, 2003 email response to our Rule 14a-8(f) Letters did not address the deficiencies that we raised in connection with his Proposal.

E. The Company may exclude the Proposal pursuant to Rule 14a-8(f).

Due to the Proponent's failure to rectify the deficiencies of the Proposal within 14 calendar days of his receipt of either the original or duplicate Rule 14a-8(f) Letters, the Company believes that it may exclude the Proposal from its Proxy Materials. As described above, these deficiencies include (i) failure to comply with the eligibility requirements of Rule 14a-8(b) mandating submission with a proposal of proof of ownership, (ii) failure to comply with the single proposal requirement of Rule 14a-8(c) and (iii) failure to comply with the 500-word limitation of Rule 14a-8(d).

II. The Proposal May Also Be Omitted Based on Its Content.

A. The Proposal relates to the Company's ordinary business operations and, therefore, may be omitted from the Company's Proxy Materials pursuant to Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits exclusion of shareholder proposals dealing with matters relating to the conduct of a company's " ordinary business operations." The Staff has defined this exclusion to include proposals relating to "general compensation issues." In its recent Staff Legal Bulletin No. 14A, the Staff reiterated its historical position that a proposal involving "the management of the workforce, such as the hiring, promotion, and termination of employees" generally relates to ordinary business matters. Division of

Corporation Finance: Staff Legal Bulletin No. 14A— Shareholder Proposals (July 12, 2002) ("SLB 14A"). The Staff has distinguished shareholder proposals relating to senior executive officer compensation issues, which are not excludable from proxy material under Rule 14a-8(i)(7), from proposals relating to a broader group of executives, officers and employees, which are excludable. *See* Minnesota Mining and Manufacturing Company (March 4, 1999) (proposal to limit the yearly percentage compensation increase of the "top 40 executives" excludable under Rule 14a-8(i)(7) as relating to ordinary business matters); Xerox Corporation (March 25, 1993) (referring to senior executive compensation as an includable matter). In addition, the Staff has stated that proposals addressing the compensation of officers and directors relates to general compensation issues and therefore is excludable. *See* Lucent Technologies Inc. (November 6, 2001) (permitting the exclusion of a proposal seeking to decrease the remuneration of all officers and directors).

Consistent with the Staff's precedent, the Proposal may be excluded from the Proxy Materials because it targets broader compensation and employment policies and practices than those relating only to senior executive officers. *See* Xerox Corp. (March 31, 2000) (proposal relating to target levels of employee compensation and benefits properly excluded as relating to the ordinary business operations of the corporation). The Proposal relates to an even broader category of employees. The Proposal's title—"Annuling (sic) Corporate Perks and Restructuring Corporate Salaries" on its face covers compensation of all of the Company's employees, not just its senior executive officers. In the vast majority of the Proposal's mandate, there is no specific focus on the senior executive officers of the Company. Instead, item 1 of the Proposal refers to "all stock options;" item 2 specifically addresses "employees below the executive level;" item 3 limits severance for "all employees;" item 5 addresses "all future golden parachutes;" item 6 requests the elimination of "all hiring bonuses;" items 7 and 8 would affect "any member of the corporation;" and item 9 refers to stock options generally without differentiation among employees. In the other items that specifically address "executives" generally or "Corporate America," the Proposal is also too broad. As noted above, the Staff determined in Minnesota Mining and Manufacturing (March 4, 1999) that a proposal to limit the yearly percentage compensation increase of the "top 40 executives" related to ordinary business matters and was properly excluded pursuant to Rule 14a-8(i)(7). The Company classifies many of its employees, and employees of its subsidiaries, in the "executive" ranks. Commensurate with their responsibilities, the compensation of these, individuals may be covered by the Company's "executive compensation policies," but clearly they are not all considered senior executive officers. Similarly, the term "Corporate America," although not defined, clearly encompasses more than the senior executive officers. Although a few of the 18 items included in the Proposal relate to equity compensation plans, they do not seek shareholder approval of such plans and do not focus on material dilution and thus remain excludable pursuant to SLB No. 14A.

The vast majority of the 18 items listed in the Proposal clearly seek to affect the compensation, perquisites and severance arrangements of employees beyond those classified as senior executive officers and thus may be excluded pursuant to Rule 14a-8(i)(7), SLB No. 14A and recent precedent, as related to the Company's ordinary business operations.

B. The Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(3) and Rule 14a-9 because it contains impermissibly vague statements.

Rule 14a-8(i)(3) permits the omission of a proposal or any statement in support thereof if such proposal or statement is contrary to any proxy rule or regulation, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting material. The Company believes that the Proposal violates Rule 14a-9 in that it contains impermissibly vague statements and is, therefore, excludable under Rule 14a-8(i)(3).

The Staff has found that a proposal is misleading if the shareholders would not be able to determine with any reasonable certainty exactly what actions or measures would be taken in the event the proposal were adopted and, as a related matter, if the board of directors or management of a company would not have a clear idea as to what exactly it should do to effectuate the proposal. *See* Philadelphia Electric Co. (July 30, 1992) (proposal relating to the election of a committee of small shareholders to present plans "that will . . . equate with the gratuities bestowed on management, directors and other employees" properly excluded as vague and indefinite); Comshare, Incorporated (August 23, 2000) (shareholder proposal relating to the company not "discriminat[ing] among directors based upon when or how they were elected" and "try[ing] to avoid defining change of control based upon officers or directors as of some fixed date" properly excluded as vague and indefinite). As stated above, the Proposal includes 18 different mandates that range in focus. In many instances it is unclear what action by the Company would satisfy the Proponent's intent. For example, it is unclear whether the focus of the Proposal is eliminating certain benefits generally and denying them to all employees or simply limiting the compensation and severance packages of some ill-defined group of "executives." Similarly, in several items, the Proponent refers to eliminating benefits to "Corporate America." The Proposal fails to define who or what "Corporate America" is. In item 4, the Proposal mandates that "any other perks" to Corporate America that have not been granted to all employees be eliminated. The "perks" that the Proponent finds objectionable are not defined, nor is any concession made for "perks" that might be essential, for example, to a particular employee's health or safety on the job. Numerous other statements and phrases are similarly ambiguous: in item 2, the Proponent demands an undefined "merit system;" in items 7 and 8, the Proponent references without definition "any member of the corporation;" in item 9, it is unclear what the Proponent means by "reversal of the 'strike prices' of existing stock options;" item 12 addresses special insurance policies not "in compliance" with the "Corporate insurance policy;" item 16 uses the undefined term "pension profits;" and item 18 cites the colloquial "huge and burdensome" debt liability. Without more clarity, the shareholders will not know what they are voting for and the Board of Directors will not know how to implement the Proposal if shareholders approve it.

For these reasons, the Company believes that the Proposal may be omitted from the Proxy Materials because it is overly vague and thus false and misleading in violation of the proxy rules.

C. The Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(1) because it is not a proper subject for action by shareholders.

Rule 14a-8(i)(1) permits a company to exclude a shareholder proposal from its proxy materials "if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Note to this rule clarifies that "some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. "The Staff has frequently agreed that shareholder proposals that usurp the power of the board of directors of a company under applicable state law by mandating certain action may properly be omitted from the registrant's proxy statement under Rule 14a-8(i)(1). *See* The Boeing Company (March 6, 2000) (proposal mandating that a specified category of litigation costs be paid out of a particular fund is not a proper subject for action by the company's shareholders); The Walt Disney Company (November 18, 1999) (proposal mandating that at least two qualified individuals be submitted to the shareholders for each position on the board of directors is not a proper subject for action by the company's shareholders).

The Company is a Delaware corporation. Section 141(a) of the Delaware General Corporation Law provides that the business and affairs of a Delaware corporation are to be managed by or under the direction of the board of directors unless the corporation's certificate of incorporation provides otherwise. The Company's certificate of incorporation makes no provision to allow shareholders to manage any of the matters addressed by the Proposal. Although the Proponent's introductory statement containing his name and share ownership suggests that the resolution "requests" implementation by the Company's board of directors, no such language appears in the resolution or the supporting statement. Because the resolution itself would "mandate" the Company's board of directors to follow the procedure set forth in the Proposal, it constitutes an effort at the shareholder level to regulate directly and in a mandatory manner the way in which the Company conducts operations that under Delaware law are entrusted to its board of directors.

Based on the foregoing, the Company believes that the Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(1) on the basis that it is not a proper subject for action by shareholders under the Delaware law.

For the reasons set forth above, we respectfully submit that the exclusion of the entire Proposal from the Proxy Materials is proper under clauses (i)(7), (i)(3) and (i)(1) of Rule 14a-8.

* * *

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its Proxy Materials. If you have any questions or if the Staff is unable to concur with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to call the undersigned at 408-546-5486.

Please acknowledge receipt of this letter and its attachments by date-stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

Very truly yours,



Christopher S. Dewees
Vice President and General Counsel

EXHIBIT A

Chris Seumas

3 Lockwood Lane
Savannah, Ga. 31411
Tel.No: (912) 598-0607
Fax No: (912) 598-9616
seumascandh@aol.com

October 7, 2002

Corporate Secretary
JDS Uniphase Corporation
1768 Automation Parkway
San Jose, CA. 95131

Annuling Corporate Perks and
Restructuring Corporate Salaries

To Whom It May Concern:

The following Proposal is to be included in the next Annual Shareholders meeting. As a shareholder of 200 *shares of Corporate stock, I am hereby requesting that the Board of Directors take the following action to level the playing field as it affects Corporate Perks and Salaries.*

For the past twenty years, many top ranking executives known as Corporate America have taken advantage of Shareholders by enriching themselves excessively with stock options, bonuses, exceedingly high salaries and increases, bloated pensions and retirement funds, golden parachutes and the like. They seem to have forgotten that they are nothing more than employees of a company established in a democratic nation and governed by democratic rules. Instead, they act as if they are the Lords of a Fiefdom where they can do as they damn well please. As such, they have gotten away with these excesses for reasons that have been clearly stated in the press, of which I am sure many of us have read.

These excesses have culminated in the recent scandals of accounting improprieties that were perpetrated by more than 20 corporations so far, and who knows how many more will be found guilty before it is all over. The reasons for these scandals have been articulated in the press and need no further explanation. These excesses and subsequent scandals have caused shareholders to lose confidence and respect for Corporate America to the point where the stock market has been adversely affected to a very serious degree.

While Congress is falling all over themselves to put forth all kinds of laws to prevent excesses and accounting improprieties in the future, what will arise out of all this activity will probably be watered down bills, if at all, without any teeth, not untypical of Congressional legislation, or legislation that has not been thought through very carefully. Therefore, to forestall any future scandals by Corporate America, and to restore a level playing field, BE IT RESOLVED that shareholders mandate that the Board of Directors take the following action:

1. *Eliminate all future stock options and rescind all stock options that have not been exercised. If the latter cannot be done legally, expense all those that have not been exercised. This also applies to the Board of Directors.*
2. *Eliminate all bonuses and replace incentive awards with a merit system of not more than a twenty (20) percent increase for employees below the executive level, and a maximum increase of fifteen (15) percent for employees at the executive level.*
3. *Limit severance payments to not more than two years salary for all employees.*
4. *Eliminate any other perks to Corporate America that have not been granted to all employees.*
5. *Eliminate all future golden parachutes and rescind all those that have been granted. If that cannot be done legally, then grant all employees the same privilege. There is nothing special about executives, they are simply employees like everyone else.*
6. *Eliminate all hiring bonuses.*
7. *Eliminate loans to any member of the corporation, and recall all those that have been granted.*
8. *Eliminate the repurchase of stock from any member of the Corporation.*
9. *Eliminate any reversal of the "strike prices" of existing stock options.*
10. *Eliminate the granting of consultancy contracts to retiring executives. This is just another boondoggle.*
11. *Eliminate any special retention payments to executives.*
12. *Eliminate the purchase of any special insurance policies for Corporate America that are not in compliance with the Corporate insurance policy prevailing for all employees.*
13. *Eliminate any special monetary or other financial grants to retiring executives.*
14. *Limit the payment to Board of Directors to no more than $50,000. per year, and provide reasonable payments to the Board for attending meetings.*
15. *Due to the excess salaries granted to Corporate America, place a lid on executive salaries of more than one (1) million dollars until their*

pay reaches ten (10) times the average corporate wage. Thereafter, their wages can be increased in keeping with the merit increase system setforth above.

16. *Eliminate the use of so called pension profits to bolster the bottom line.*
17. *Should there be any evidence of accounting impropriety or manipulation of accounts that places the Corporation under a cloud and causes the stock price to drop as a result therefrom, the top five Corporate executives whose names are included in the Annual Meeting and Proxy Statement, and the Chief Legal Counsel, if his or her name is not included therein, shall resign immediately with a loss of all pension and severance rights.*
18. *If any CEO pursues a merger that places the Corporation under a huge and burdensome debt liability that does not result in an improvement of the price of Corporate stock within two years of the conclusion of the merger, shall immediately resign.*

Respectfully submitted,



4-22-03

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

7000 0520 0025 5143 3786

Postage	$ .60
Certified Fee	2.10
Return Receipt Fee (Endorsement Required)	1.75
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$ 4.45



SAN JOSE CA WINDOW NO 3
APR 22 2003
Postmark Here
USPS

Recipient's Name (Please Print Clearly) (To be completed by mailer)
Mr. Chris Scumas
Street, Apt. No.; or PO Box No.
3 Lockwood Lane
City, State, ZIP+ 4
Savannah GA 31411

PS Form 3800, February 2000 See Reverse for Instructions

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Mr. Chris Scumas
3 Lockwood Lane
Savannah GA 31411



COMPLETE THIS SECTION ON DELIVERY



A. Received by (Please Print Clearly) B. Date of Delivery

C. Signature
X ☐ Agent ☐ Addressee

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☒ Return Receipt for Merchandise
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4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Copy from service label) 7000 0520 0025 5143 3786

PS Form 3811, July 1999 Domestic Return Receipt 102595-00-M-0952

UNITED STATES POSTAL SERVICE

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

Barbara Mayo
JDS Uniphase
1768 Automation Pkwy.
San Jose CA 95131

23



EXHIBIT B



JDS Uniphase Corporation
1768 Automation Parkway
San Jose, CA
95131 USA

November 4, 2002

By Certified Mail

Chris Samas
3 Lockwood Lane
Savannah, GA 81411

Re: Your shareholder proposals letter to JDS Uniphase Corporation dated October 7, 2002

Dear Mr. Samas:

We received your letter containing your shareholder proposals dated October 7, 2002 on October 29, 2002. Because your letter was not timely submitted for consideration at our 2002 annual meeting held on October 31, 2002, we have only considered your proposals for inclusion in management's proxy materials for the 2003 annual meeting. Pursuant to Rule 14(a)-8(f) of the Securities Exchange Act of 1934, we hereby notify you that we intend to exclude your proposals from our 2003 proxy statement as a result of the following deficiencies:

1. Your letter indicates that you own 200 shares of our common stock. Based on the highest selling market price of our company's stock for the 60 days preceding submission of your letter, you did not hold $2,000 worth of our stock for at least one year. Therefore, you are not eligible to submit a shareholder proposal pursuant to Rule 14(a)-8(b);

2. Your letter lists 18 different actions for the Board of Directors to take. Pursuant to Rule 14(a)-8(c), you may only submit one shareholder proposal for a particular meeting; and

3. Your letter improperly exceeds 500 words. *See* Rule 14(a)-8(d).

If you believe that our calculation of the value of your share ownership is incorrect and you wish to correct the other deficiencies in your letter, you must respond to us within 14 days of receipt of this letter. Your revised shareholder proposal must include the reasons why you believe that you held the requisite number of our common stock for the requisite period of time pursuant to Rule 14(a)-8(b) along with proper supporting documentation.

By requesting the above additional information and documentary support, we do not waive any rights we may have to: (i) request additional information or support; (ii) omit your revised proposal from our 2003 proxy; or (iii) object in any other appropriate manner to your revised proposal.

Please call me at 408-546-5585 if you have any additional questions regarding this request.

Very truly yours,

Barbara Mayo

JDS UNIPHASE CORPORATION
Barbara Mayo
Investor Relations Administrator

cc: Anthony R. Muller, Executive Vice President and CFO, JDS Uniphase
Chris Dewees, Acting General Counsel, JDS Uniphase

EXHIBIT C


JDS Uniphase

JDS Uniphase Corporation
1768 Automation Parkway
San Jose, CA
95131 USA

Tel 408 546-5000
Fax 408 546-4300
www.jdsu.com

April 22, 2003

By Certified Mail
Return Receipt Requested

Mr. Chris Scumas
3 Lockwood Lane
Savannah GA 31411

Re: Your shareholder proposals letter to JDS Uniphase Corporation dated October 7, 2002

Dear Mr. Scumas:

On October 29, 2002, we received the referenced letter containing your shareholder proposals. We sent a letter in response to your proposals via certified mail on November 4, 2002. Copies of your letter dated October 7, 2002, and ours dated November 4, 2002, are attached.

To date, we have not heard from you, nor have we been able to confirm if you received our November 4 letter. The Company will soon be preparing for this year's annual meeting and proxy, and we need to determine if you intend to respond to our decision to omit your proposals in this year's proxy.

It would be most helpful if you would contact me by phone, fax, or e-mail when you receive this letter. My contact information is provided below.

Very truly yours,
JDS UNIPHASE CORPORATION

Barbara Mayo
Investor Relations Administrator
tel 408-546-5585
fax 408-546-4588
email: barbara.mayo@jdsu.com

w/attachments (2)



ScumasCandh@aol.com
05/08/03 09:55 AM

To barbara.mayo@jdsu.com
cc
bcc
Subject (no subject)

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Date: Wed, 7 May 2003 17:29:53 EDT
Subject: Shareholder proposal of October 7,2002
To: barbara.mato@dsu.com
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Dear Ms Mayo:

I am sorry for the delay in answering your letter of April 22,2003 but we were away for little over 3 weeks. I did receive your letter of November 4,2002 and fully understand where I went wrong. The only problem I have had with a host of other replies was the fact that they each stated that they could not prove that I owned the number of shares that I had listed. Strange though, they knew how many shares that I owned when they sent me the annual report and the proxy form to vote.

Chris Scumas

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

July 18, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: JDS Uniphase Corporation
Incoming letter dated May 9, 2003

The proposal relates to "Annuling Corporate Perks and Restructuring Corporate Salaries."

There appears to be some basis for your view that JDS Uniphase may exclude the proposal under rule 14a-8(f). We note that the proponent failed to supply, within 14 days of receipt of JDS Uniphase's request, documentary support evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if JDS Uniphase omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which JDS Uniphase relies.

Sincerely,



Grace K. Lee
Special Counsel